UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Emmis Communications Corporation
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

291525103
(CUSIP Number)

Jeffrey H. Smulyan
c/o Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204
(317) 266-0100

with a copy to:

James M. Dubin, Esq.
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 291525 10 3	2 of 12

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Jeffrey H. Smulyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,261,982 1
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,261,982 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,219,9921, 2

1  Consists of (i) 8,441.4075 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of June 7, 2010, (vii) options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of June 7, 2010 and (viii) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

2  Includes: (i) 4,243,578.28 shares of Class A Common Stock beneficially owned by Alden Global Capital Limited, Alden Global Distressed Opportunities Master Fund, L.P., Smith Management LLC (collectively, “Alden”), as disclosed on Alden’s Schedule 13D, filed on May 27, 2010, which consists of: (x) 1,406,500 shares of Class A Common Stock that Alden holds and (y) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer (the “Preferred Stock”) are convertible; and (ii) 1,714,431 shares of Class A Common Stock held by the shareholders of the

CUSIP NO. 291525 10 3	3 of 12

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 29.1% 3
14	TYPE OF REPORTING PERSON: IN

  Issuer set forth in the Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and such shareholders.

3  The calculation of the foregoing percentage is based on (i) 32,910,763 shares of Class A Common Stock outstanding as of May 17, 2010 as disclosed on the Issuer's Preliminary Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on May 27, 2010, (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by Alden, as disclosed on Alden’s Schedule 13D filed on May 27, 2010, (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 7, 2010) and (iv) 97,565 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 7, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and the Reporting Person, any affiliate of the Reporting Person and any group of which the Reporting Person or any affiliate of the Reporting Person is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights. The shares deemed to be beneficially owned by the Reporting Persons represent approximately 69.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP NO. 291525 10 3	4 of 12

1	NAME OF REPORTING PERSON: JS Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,261,982 1
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,261,982 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,219,992 1, 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 29.1% 3
14	TYPE OF REPORTING PERSON: CO

CUSIP NO. 291525 10 3	5 of 12

1	NAME OF REPORTING PERSON: JS Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,261,982 1
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,261,982 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,219,992 1, 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 29.1% 3
14	TYPE OF REPORTING PERSON: OO

CUSIP NO. 291525 10 3	6 of 12

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D is being filed by (i) Jeffrey H. Smulyan, an individual, (ii) JS Acquisition, Inc., an Indiana corporation (“JS Acquisition, Inc.”), and (iii) JS Acquisition, LLC, an Indiana limited liability company (“JS Acquisition, LLC” and, together with Mr. Smulyan and JS Acquisition, Inc., the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”).  The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, and as amended and supplemented Amendment No. 6 filed by the Reporting Persons on May 27, 2010, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 7.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and filed with the Securities and Exchange Commission.

Item 4.                      Purpose of Transaction.

The disclosure in Item 4 is hereby amended and supplemented to add the following after the final paragraph thereof:

“On June 2, 2010, JS Acquisition, Inc. commenced the Tender Offer on the terms and subject to the conditions specified in the Offer to Purchase and related letter of transmittal (collectively with any amendments or supplements thereto, the “Offer to Purchase”) that were filed as exhibits to the Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO with the SEC by the Reporting Persons and the Issuer (the “Schedule TO”).  Pursuant to the Offer to Purchase, the Tender Offer expires at 5:00 p.m., New York City time, on Tuesday, June 29, 2010 unless otherwise extended.

The Tender Offer is subject to various conditions set forth in Section 11 of the Offer to Purchase, which shareholders and investors are encouraged to read, including:

(i)  the Merger Agreement not being terminated;

(ii)  each of the committee of disinterested directors of the Board (the “Committee”) and the Board shall have (a) made the Committee Recommendation (as defined in the Merger Agreement) and the Board Recommendation (as defined in the Merger Agreement), as applicable and (b) not withheld, withdrawn, qualified, failed to make or modified in a manner adverse to JS Acquisition, Inc., the Committee Recommendation or the Board Recommendation, as applicable, or publicly recommended or announced its intention to take any action or make any statement inconsistent with the Committee Recommendation or the Board Recommendation, as applicable;

(iii)  there being validly tendered and not withdrawn prior to the expiration of the Tender Offer a number of shares of Class A Common Stock, which together with the shares of Class A

CUSIP NO. 291525 10 3	7 of 12

Common Stock and shares of Class B Common Stock beneficially owned by JS Acquisition, LLC, JS Acquisition, Inc., Mr. Smulyan, his affiliates and Alden Global Distressed Opportunities Master Fund, L.P., represents at least a majority of the aggregate voting power of the shares of Class A Common Stock and the shares of Class B Common Stock, voting together as a single class (with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to one vote per share), outstanding on the date such shares of Class A Common Stock are purchased (the “Minimum Tender Condition”);

(iv)  the Securities Purchase Agreement has not been terminated and the payment by Alden Media Holdings, LLC (“Alden Media”) of cash, when due, to JS Acquisition, LLC in the amount of the Purchase Price, as defined in the Securities Purchase Agreement;

(v) obtaining the requisite 2/3 vote of the holders of the Preferred Stock and the affirmative vote of more shares of Class A Common Stock and shares of Class B Common Stock, voting together as a single class (with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share), voting in favor than against the Proposed Amendments (the “Required Vote”);

(vi) the Proposed Amendments shall be in full force and effect.

The Minimum Tender Condition cannot be waived without the consent of Alden Media and the Committee.  Based on the number of shares of Class A Common Stock outstanding as of May 17, 2010, the Minimum Tender Condition would be satisfied upon the valid tender in the Tender Offer (without withdrawal) of at least 10,809,949 shares of Class A Common Stock, or 32.8% of the shares of Class A Common Stock outstanding.  Mr. Smulyan holds sufficient shares of Class A Common Stock and Class B Common Stock such that the Proposed Amendments do not require the affirmative vote of any holder of the Issuer’s capital stock other than Mr. Smulyan and holders of 2/3 of the Preferred Stock.  Pursuant to the Securities Purchase Agreement, the conditions to the Tender Offer cannot be modified or waived by JS Acquisition, Inc. without Alden Media’s prior written consent.

The Schedule TO has been attached hereto as Exhibit 5 and is deemed incorporated herein by reference.  The foregoing description of the Schedule TO does not purport to be complete and is qualified in its entirety by reference to the Schedule TO.”

Item 5.                                Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

“(a)-(b) As of June 7, 2010, the Reporting Persons may be deemed to beneficially own 6,118,516 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis.  The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:

(i)	8,441.4075 shares of Class A Common Stock held in the 401(k) Plan;

(ii)	9,755 shares of Class A Common Stock held by Mr. Smulyan individually;

CUSIP NO. 291525 10 3	8 of 12

(iii)	11,120 shares of Class A Common Stock held by Mr. Smulyan for his children over which Mr. Smulyan exercises or shares voting control;

(iv)	3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control;

(v)	options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of June 7, 2010;

(vi)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting control;

(vii)	4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually;

(viii)	options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of June 7, 2010;

(ix)
4,243,578.28 shares of Class A Common Stock beneficially owned by Alden, as disclosed on Alden’s Schedule 13D, filed on May 27, 2010, which consists of: (i) 1,406,500 shares of Class A Common Stock that Alden holds and (ii) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible; and

(x)	1,714,431 shares of Class A Common Stock held by the Rollover Shareholders.

The following is the information required by Item 2 of this Schedule with respect to each person with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition:

         (a)    RONALD E. ELBERGER

         (b)    The business address of Mr. Elberger is 135 North Pennsylvania Street, Suite 2700, Indianapolis, IN 46204.

         (c)    The present principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans, LLP.

         (d)    During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)    During the past five years, Mr. Elberger has not been a party to a civil  proceeding of a judicial or  administrative  body of  competent jurisdiction  and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject  to, federal or state  securities  laws or finding any violation with respect to such laws.

         (f)    Mr. Elberger is a citizen of the United States of America.

CUSIP NO. 291525 10 3	9 of 12

         (a)    BRUCE JACOBSON

         (b)    The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.

         (c)    The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.

         (d)    During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)    During the past five years, Mr. Jacobson has not been a party to a civil  proceeding of a  judicial  or  administrative  body of competent jurisdiction and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject  to, federal or state  securities  laws or finding any violation with respect to such laws.

         (f)    Mr. Jacobson is a citizen of the United States of America.

         (a)    GARY KASEFF

         (b)    The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.

         (c)    The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries.

         (d)    During the past five years, Mr. Kaseff has not been convicted in a criminal   proceeding (excluding traffic violations or similar misdemeanors).

         (e)    During the past five years, Mr. Kaseff has not been a party to a civil  proceeding of a judicial  or  administrative  body  of  competent jurisdiction  and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities  subject  to, federal or state  securities  laws or finding any violation with respect to such laws.

         (f)    Mr. Kaseff is a citizen of the United States of America.

         The shares that the Reporting Persons may be deemed to beneficially own represent approximately 29.1% of the outstanding shares of Class A Common Stock and 69.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.  Holders of Class A Common  Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s

CUSIP NO. 291525 10 3	10 of 12

articles of incorporation or as otherwise provided by law.  The shares of Preferred Stock have no voting rights.

         The percentage of the Class A Common Stock that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,910,753 shares of Class A Common Stock of the Issuer outstanding as of May 17, 2010 as disclosed on the Issuer's Preliminary Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on May 27, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Preferred Stock held by Alden, as disclosed on Alden’s Schedule 13D filed on May 27, 2010; (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 7, 2010); and (iv) the 97,565 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 7, 2010.

The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Person may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) the number of shares of Class A Common Stock that would be issuable upon conversion of the shares of Preferred Stock held by Alden set forth in clause (ii) of the immediately preceding paragraph; (iii) 4,930,680 shares of Class B Common Stock outstanding as of May 17, 2010 as disclosed on the Issuer's Preliminary Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on May 27, 2010; (iv) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 7, 2010, if any; and (v) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 7, 2010, if any.

In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons and entities controlled by the Reporting Persons may be considered to be a “group” with Alden and its affiliates and/or a “group” with the Rolling Shareholders.  Therefore shares beneficially owned by Alden and its affiliates and/or the Rolling Shareholders may be attributed to the Reporting Persons.  The Reporting Persons disclaim any membership or participation in a “group” with Alden and its affiliates or a “group” with the Rolling Shareholders.

         Except as otherwise provided in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own.

         (c)    Except as otherwise provided in Item 2, Item 4 or this Item 5, the Reporting Persons have not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.

         (d)    Except as otherwise described in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of,

CUSIP NO. 291525 10 3	11 of 12

dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

         (e)    Not applicable.”

Item 6.Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended and supplemented by deleting the second paragraph thereof and replacing it with the following:

“The information set forth in response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Rollover Agreement, the Merger Agreement and the Schedule TO, which are incorporated herein by reference.”

Item 7.           Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

Exhibit No.	Description	Filed With
5
Combined Statement on Schedule TO and Schedule 13E-3, dated June 2, 2010 (incorporated herein by reference to the combined Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

Filed with Amendment No. 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 7, 2010

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

JS ACQUISITION, INC.

By:	/s/ Jeffrey H. Smulyan
Name: Jeffrey H. Smulyan
Title: President

JS ACQUISITION, LLC

By:	/s/ Jeffrey H. Smulyan
Name: Jeffrey H. Smulyan
Title: Manager